[GRAPHIC OMITTED] Acergy

                                                    seabed-to-surface

                    ACERGY S.A. CONFERENCE CALL NOTIFICATION
                      FIRST QUARTER ENDED FEBRUARY 28, 2007

London, England - March 28, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) will release its first quarter results on Wednesday April 11, 2007. A conference call will be held to discuss the earnings and review business operations on Wednesday April 11, 2007 at 3:00pm UK Time (11.00 am EDT(*))

PARTICIPATING IN THE CONFERENCE CALL WILL BE:

     o    Tom Ehret - Chief Executive Officer
     o    Stuart Jackson - Chief Financial Officer

From 12 noon UK time the following information will be available on the Acergy website: http://www.acergy-group.com:

     o    A copy of the first quarter 2007 results press release
     o    A copy of the presentation to be reviewed on the earnings call

-------------------------------------------   ----------------------------------
CONFERENCE CALL INFORMATION                   REPLAY FACILITY DETAILS
-------------------------------------------   ----------------------------------
Lines will open 30 minutes prior to           This facility is available from
conference call.                              6pm UK Time (1pm  EDT(*))
                                              Wednesday April 11, 2007 until 12
                                              midnight  UK Time (7pm EDT(*))
                                              Tuesday April 17, 2007.
Date: Wednesday April 11, 2007
Time: 3.00pm UK Time (10 am EDT(*))

Conference Dial In Numbers:                   Conference Replay Dial In Numbers:
UK Toll Free    :   0800 073 8965             UK Toll Free           :  0800 953 1533
USA Toll Free   :   + 1 866 869 2352          USA Toll Free          :  + 1 866 247 4222
France          :   + 33 (0) 1 70 70 07 85    France                 :  + 33 (0) 1 76 70 02 44
Norway          :   + 47 21 56 32 56          Norway Toll Free       :  0800 165 34
Italy           :   + 39 023 600 7812         Netherlands Toll Free  :  0800 023 4610
Netherlands     :   + 31 (0) 20 7133 453      Germany Toll Free      :  0800 101 3104
Germany         :   + 49 (0) 69 222 220 477

International Dial In: +44 (0) 1452 560 210   International Dial In: +44 (0) 1452 550 000
Conference ID :  4008720                      Passcode               :   4008720#

(*)EDT = Eastern Daylight Time
-------------------------------------------   ----------------------------------

Alternatively a live webcast and a playback facility will be available on the Company's website www.acergy-group.com

********************************************************************************

Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

********************************************************************************

CONTACTS:
Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com